SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Nautilus Biotechnology, Inc.
(Name of Issuer)
Common stock, par value $0.0001 per share
(Title of Class of Securities)
63909J 108
(CUSIP Number)

Sujal Patel 425 Pontius Ave N, Ste 202 Seattle, Washington 98109 (206) 333-2001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:

Robert F. Kornegay Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300
June 9, 2021
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63909J 108

1	NAMES OF REPORTING PERSON Sujal Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,683,697(1)
	8	SHARED VOTING POWER 1,814,035(2)
	9	SOLE DISPOSITIVE POWER 15,683,697(1)
	10	SHARED DISPOSITIVE POWER 1,814,035(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,497,732(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)Consists of 9,614,388 shares of Common Stock directly owned by Sujal Patel, 5,280,476 shares of Common Stock directly owned by PFV I, LLC (“PFV”) and 788,833 shares of Common Stock issuable upon exercise of options. No options to purchase shares of Common Stock are exercisable within 60 days of June 9, 2021. 197,208 options to purchase shares of Common Stock vest on January 31, 2022 and 591,625 options to purchase shares of Common Stock vest monthly over 36 months thereafter, subject to Mr. Patel’s continued service through each vesting date. If, during the period beginning three months before a change in control through the one-year anniversary of a change in control, Mr. Patel’s employment with the Issuer is terminated either (x) by the Issuer without cause, and excluding by reason of Mr. Patel’s death or disability or (y) by Mr. Patel for good reason, then 100% of any unvested shares shall immediately vest. Mr. Patel has sole voting and dispositive power over the shares held by PFV and is the manager of PFV.
(2)Consists of 1,814,035 shares of Common Stock directly owned by the Sujal Patel 2020 Children’s Trust, u/a/d December 3, 2020 (the “Patel Trust”). Mr. Patel and his spouse share voting and dispositive power over the shares held by the Patel Trust and each of Mr. Patel and his spouse is a trustee of the Patel Trust.
(3)Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by Mr. Patel by (b) the sum of (i) 124,045,255 shares of Common Stock outstanding as of June 9, 2021, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 10, 2021, and

(ii) 788,833 shares of Common Stock issuable upon exercise of options held by Mr. Patel. The aggregate number of shares of Common Stock beneficially owned by Mr. Patel as set forth in clauses “(a)” and “(b)” of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of Mr. Patel.

Item 1. Security and Issuer.
This Schedule relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Nautilus Biotechnology, Inc., f/k/a ARYA Sciences Acquisition Corp III (the “Issuer”). The principal executive offices of the Issuer are located at 425 Pontius Ave N, Ste 202, Seattle, WA 98109. The Issuer’s Common Stock is listed on the Nasdaq Global Select Market under the symbol “NAUT”.
Item 2. Identity and Background.

(a)	Sujal Patel (the “Reporting Person”)

(b)
The address for the principal business office of the Reporting Person is:
425 Pontius Ave N, Ste 202
Seattle, WA 98109

(c)	The principal business of the Reporting Person is serving as President and Chief Executive Officer of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement, dated as of February 7, 2021, by and among Nautilus Biotechnology, Inc., a Delaware corporation (f/k/a ARYA Sciences Acquisition Corp III (“ARYA”)) (the “Issuer”), Mako Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of ARYA (“Merger Sub”), and Nautilus Subsidiary, Inc., a Delaware corporation (f/k/a Nautilus Biotechnology, Inc.) (“Legacy Nautilus”) (as it may be amended from time to time, the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy Nautilus was effected through the merger of Merger Sub with and into Legacy Nautilus, with Legacy Nautilus surviving as the surviving company and as a wholly-owned subsidiary of Issuer (the “Merger,” and collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). The Business Combination closed on June 9, 2021 (the “Closing”).
At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each share of Legacy Nautilus common stock, par value $0.0001 per share (the “Legacy Nautilus Common Stock”), and each share of the Legacy Nautilus preferred stock, par value $0.0001 per share, that was convertible into a share of Legacy Nautilus Common Stock, was canceled and converted into the right to receive the number of shares of the Issuer’s Common Stock equal to the product (rounded down to the nearest whole number) of the number of such shares outstanding immediately prior to the Effective Time multiplied by 3.62807118207724 (the “Exchange Ratio”).
Each option to purchase shares of Legacy Nautilus Common Stock (a “Legacy Nautilus Option”) that was outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an option to purchase a number of shares of Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Legacy Nautilus Common Stock subject to such Legacy Nautilus Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Legacy Nautilus Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Except as specifically provided in the Business Combination Agreement, following the Effective Time, each Exchanged Option continued to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Legacy Nautilus Option outstanding immediately prior to the Effective Time.
The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.
Item 4. Purpose of Transaction.

Pursuant to the terms of the Business Combination Agreement, the Reporting Person tendered 4,605,450 shares of Legacy Nautilus Common Stock and options to purchase 217,425 shares of Legacy Nautilus Common Stock in exchange for 16,708,899 shares of Common Stock and options to purchase 788,833 shares of Common Stock, respectively.

The Reporting Person serves as President and Chief Executive Officer of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Amended and Restated Registration Rights and Lock-up Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 17,497,732 shares of Common Stock, or 14.0% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on a total of 124,045,255 shares of Common Stock outstanding as of June 9, 2021 plus 788,833 shares of Common Stock issuable upon exercise of options held by the Reporting Person.

None of the Reporting Person’s options to purchase shares of Common Stock are exercisable within 60 days of June 9, 2021. 197,208 options to purchase shares of Common Stock vest on January 31, 2022 and 591,625 options to purchase shares of Common Stock vest monthly over 36 months thereafter, subject to the Reporting Person’s continued service through each vesting date. If, during the period beginning three months before a change in control through the one-year anniversary of a change in control, the Reporting Person’s employment with the Issuer is terminated either (x) by the Issuer without cause, and excluding by reason of the Reporting Person’s death or disability or (y) by the Reporting Person for good reason, then 100% of any unvested shares shall immediately vest.

(b) The Reporting Person and the Reporting Person’s spouse share voting and dispositive power with respect to 1,814,035 shares of Common Stock owned by the Patel Trust. The Reporting Person has sole voting and dispositive power with respect to 14,894,864 shares of Common Stock and options to purchase 788,833 shares of Common Stock.

(c) Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
Amended and Restated Registration Rights and Lock-Up Agreement
On February 7, 2021, ARYA entered into an Amended and Restated Registration Rights and Lock-Up Agreement, which was effective as of the Closing, with ARYA Sciences Holding III, a Cayman Islands exempted limited company, Perceptive Life Sciences Master Fund Ltd., an exempted company incorporated in the Cayman Islands with limited liability, ARYA’s initial shareholders, Nautilus’ directors, and certain holders of Nautilus’ capital stock, including, among others, the Reporting Person. Pursuant to the terms of the Amended and Restated Registration Rights and Lock-Up Agreement, the Issuer will be obligated to file a registration statement to register the resale of certain shares of the Issuer’s Common Stock within 45 days after the Closing. In addition, pursuant to the terms of the Amended and Restated Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties to the agreement may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such holders, and the Issuer is separately required at all times to maintain an effective resale registration statement for the benefit of the holders party to the agreement. The Amended and Restated Registration Rights and Lock-Up Agreement will also provide such holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.
The Amended and Restated Registration Rights and Lock-Up Agreement further provides for the securities of the Issuer held by the holders party thereto to be locked-up for a period of time following the Closing, subject to certain exceptions.
This summary is qualified by the actual terms of the Amended and Restated Registration Rights and Lock-Up Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1
Amended and Restated Registration Rights and Lock-up Agreement, dated as of February 7, 2021, by and among ARYA Sciences Acquisition Corp III and the persons named therein. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2021.)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 16, 2021

Sujal Patel

By:	/s/ Sujal Patel
Name:	Sujal Patel